UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June,  2016

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date June 2, 2016

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Andi Setiawan

----------------------------------------------------

(Signature)

Andi Setiawan

VP Investor Relations

PT TELKOM  INDONESIA (PERSERO) Tbk

INFORMATION TO INVESTOR

(No. 119/PR000/COP-A0070000/2016)

Termination of Acquisition of AP Teleguam Inc.

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk ("Telkom") and Advantage Partners have mutually decided to terminate our  agreement regarding  acquisition of Advantage Partners’ equity in AP TeleGuam Holdings, Inc. With this announcement, both parties will end the acquisition process, including the regulatory approval process with the Committee on Foreign Investment in the US, Team Telecom and the Federal Communications Commission. Advantage Partners will continue to hold its equity investment in AP TeleGuam Holdings, Inc

June 2, 2016

Sincerely yours,

/s/Andi Setiawan

ANDI SETIAWAN

VP Investor Relations

For further information please contact:

Investor Relations

PT Telkom Indonesia (Persero) Tbk
Tel.                  :  62-21-5215109

Fax.                 :  62-21-5220500

E-mail              :  investor@telkom.co.id

Website            :  www.telkom.co.id

About PT Telkom Indonesia (Persero) Tbk

PT Telkom Indonesia (Persero) Tbk (“Telkom”) is the largest telecommunications and network provider in Indonesia.  The company offers a wide range of network and telecommunication services, including fixed wireline connections, cellular services, network and interconnection services, as well as internet and data communication services. Beside telecommunication services, it also operates multimedia businesses such as content and applications, completing its business portfolio which includes Telecommunication, Information, Media, Edutainment and Services (TIMES).  Its shares are traded on the Indonesia Stock Exchange (“IDX”) and the New York Stock Exchange (“NYSE”), using the TLKM and TLK tickers, respectively.

About GTA

GTA is an innovative, full-service communications company dedicated to enhancing the lifestyles, productivity and future of Guam's residents, businesses and government agencies. GTA has been serving Guam for over 40 years with an integrated, quadruple-play platform i.e. Wireless, Broadband, Pay-TV and Fixed Phone, supported by comprehensive network infrastructure. This demonstrates GTA's commitment to building and maintaining a world-class communications infrastructure for Guam.

About Telkom USA

Telkom USA was established in December 2013 and is 100% owned by PT Telekomunikasi Indonesia International (Telin). Telin is a sub holding company of Telkom Indonesia which focuses on International Business Portfolios.

About Advantage Partners

Advantage Partners, Inc. is the service provider to several private equity funds (“AP Funds”). AP Funds, with support from Advantage Partners, has executed investments in more than 50 companies to date in a wide variety of industries, including telecoms, consumer products/services, industrials and distribution, both in Japan and in other countries.